December 18, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549
Attention: Jennifer Gowetski, Attorney-Advisor
                   Division of Corporation Finance

Re:	First Potomac Realty Trust
Definitive 14A
Filed April 11, 2007
File No. 001-31824

Dear Ms. Gowetski:

      This letter is in response to the additional comments of the Staff of the Securities and Exchange Commission (the “Staff”) made in your letter dated December 4, 2007, with respect to First Potomac Realty Trust’s (the “Company”) Definitive Proxy Statement filed on Schedule 14A on April 11, 2007.

      In response to your letter, set forth below are the comments noted in your letter followed by our response to your comments.

1. Short-Term Cash Incentive Awards, page 26. We note your response to comment no. 4 and continue to believe that you should describe the elements of individual performance and/or contribution that are taken into account in determining compensation for the named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K. If the committee exercises its discretion in determining the departmental component and/or the individual component of your short-term incentive plan, please briefly describe how the committee exercises its discretion.

Response: Response: The following includes additional discussion applicable to 2006 compensation. The Company expects to provide the following or similar additional description (in bold italics) of the elements of individual performance and/or contribution that are taken into account in determining short-term incentive compensation for each of the named executive officers in 2007:

U.S. Securities and Exchange Commission
December 18, 2007

“Short-Term Cash Incentive Awards. Short-term incentive awards are performance-based and at-risk, payable in cash and generally account for, depending on position, approximately 20%-25% of the total annual compensation paid to each of the named executive officers. Short-term incentive awards are tied to annual goals established by the Compensation Committee that are designed to encourage our executives to pursue strategies that will inure to the benefit of our Company and shareholders in both the short and long term. These short-term incentive awards are intended to reward high-performing executives whose contributions improve the operational performance of our existing portfolio and generate new business opportunities and investments that create shareholder value. In turn, the Compensation Committee expects that these attractive short-term incentives will continue to promote the continuity of management.

* * *

For 2006, annual cash incentive awards were awarded based on results in the following three performance categories: (i) a corporate performance component (with objective measures, including, among other things, FFO per share, adjusted funds from operations (“AFFO”), net operating income (“NOI”), acquisition and disposition volume, Total Return and leasing performance); (ii) a qualitative departmental/functional component; and (iii) a qualitative individual performance component. In accordance with our executive compensation program goal of instilling an ownership perspective in the named executive officers, a substantial weighting is given to the corporate performance component and achievement of objective performance criteria, 80% weighting for Mr. Donatelli and 60% for all other named executive officers. For the 2006 plan year, the Compensation Committee established the following performance goals and incentive targets for its named executive officers for fiscal 2006:

• for the Chief Executive Officer, the target payment for each of the two components of his short-term incentive plan (corporate and individual) is 50% of base salary and target-plus achievement of the two components will pay 100% of base salary. The bonus payment the Committee may recommend for achievement of the two components that qualify as over-performance is within the discretion of the Committee; and

• for all other named executive officers, the target payment for each component of their short-term incentive plan (corporate, departmental, and individual) is 40% of base salary and target-plus achievement of each component will pay 80% of base salary. The bonus payment the Committee may recommend for achievement of each component that qualifies as over-performance is within the discretion of the Committee.

* * *

U.S. Securities and Exchange Commission
December 18, 2007

The individual performance component of our short-term incentive plan represents 20% of Mr. Donatelli’s short-term incentive award and 15% for all other named executive officers and takes into consideration subjective elements or measures, including, effectiveness of leadership, quality of work, contribution toward achievement of the Company’s strategic plans and teamwork. Leadership and the setting of strategic direction were elements emphasized in 2006 with respect to Mr. Donatelli’s individual performance; department reorganization and preparation of procedures for the Company’s capital recycling program were elements emphasized for Mr. Smith; leasing velocity and operational structure were elements emphasized for Mr. Dawson; planning for capital needs and asset management were the elements emphasized for Mr. Bass; and department reorganization and counsel to the Board of Trustees and its committees were elements emphasized for Mr. Bonder.

The Compensation Committee typically determines during the first quarter following the fiscal year end to which awards pertain, and after a review of our Company’s and each executive’s actual performance, the actual amount of the annual incentive award achieved by the named executive. The chairman of the Compensation Committee, after interviewing Mr. Donatelli and the other named executive officers, makes specific recommendations to the Compensation Committee regarding the two components of Mr. Donatelli’s annual compensation. Mr. Donatelli makes specific recommendations to the Compensation Committee regarding the three components of the other named executive officer’s annual compensation. Mr. Donatelli then meets with the Compensation Committee and Mercer to discuss his recommendations and provide further insight and details of each other executive’s performance. The Committee then meets with Mercer and later in executive session to perform an analysis of the chairman’s and Mr. Donatelli’s recommendations and determine each named executive's total compensation.

For the departmental component of the short-term incentive plan, in recognition of implementation of efficient process, successful audits, successful balance sheet management, and growth and reorganization of personnel teams within our company, the Compensation Committee determined that Messrs. Bass, Bonder, Dawson and Smith had achieved goals in the range of target to target-plus and as a result, established awards that would pay between 60% to 100% of the amount available under this component. Under our short-term incentive plan, Mr. Donatelli is not measured under the departmental component.

For the individual component of our short-term incentive plan, the Compensation Committee awarded each of the named executive officers 80% of the amount available in recognition of their substantially meeting their objectives based on substantial growth in our Company’s total assets and personnel and based on the Committee’s subjective perception of each named executive’s performance after completion of the evaluation process described above.”

U.S. Securities and Exchange Commission
December 18, 2007

     In connection with our response to your comments set forth above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filing;

•	staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any additional comments or require further information, please let us know how we may assist your review.

Very truly yours,

/s/ Douglas J. Donatelli Douglas J. Donatelli Chief Executive Officer